UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Noah Holdings Ltd
(Name of Issuer)
Ordinary Shares, par value US$0.0005 per share
(Title of Class of Securities)
65487X102** **This CUSIP number applies to the Issuer's American depository shares ("ADS"), one of which represents 0.5 Ordinary Shares, par value US$0.0005 per share (the "Ordinary Shares"). There is no CUSIP number of the Ordinary Shares. The Reporting Persons hold the Issuer's ADS.
(CUSIP Number)
December 31, 2022
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 65487X102** **This CUSIP number applies to the Issuer's American depository shares ("ADS"), one of which represents 0.5 Ordinary Shares, par value US$0.0005 per share (the "Ordinary Shares"). There is no CUSIP number of the Ordinary Shares. The Reporting Persons hold the Issuer's ADS.

1	NAME OF REPORTING PERSON Tiger Pacific Master Fund LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIN: 38-3891459 GIIN:JQUD1B.99999.SL.136
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,813,763 American Depositary Shares which represents 1,406,882 Ordinary Shares
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,813,763 American Depositary Shares which represents 1,406,882 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,813,763 American Depositary Shares which represents 1,406,882 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2% (As of 12/31/2022)
12	TYPE OF REPORTING PERSON PN

CUSIP No.: 65487X102** **This CUSIP number applies to the Issuer's American depository shares ("ADS"), one of which represents 0.5 Ordinary Shares, par value US$0.0005 per share (the "Ordinary Shares"). There is no CUSIP number of the Ordinary Shares. The Reporting Persons hold the Issuer's ADS.

1	NAME OF REPORTING PERSON Tiger Pacific Capital LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIN: 90-0885967
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,813,763 American Depositary Shares which represents 1,406,882 Ordinary Shares
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,813,763 American Depositary Shares which represents 1,406,882 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,813,763 American Depositary Shares which represents 1,406,882 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2% (As of 12/31/2022)
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 65487X102** **This CUSIP number applies to the Issuer's American depository shares ("ADS"), one of which represents 0.5 Ordinary Shares, par value US$0.0005 per share (the "Ordinary Shares"). There is no CUSIP number of the Ordinary Shares. The Reporting Persons hold the Issuer's ADS.

1	NAME OF REPORTING PERSON Run Ye I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,813,763 American Depositary Shares which represents 1,406,882 Ordinary Shares
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,813,763 American Depositary Shares which represents 1,406,882 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,813,763 American Depositary Shares which represents 1,406,882 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2% (As of 12/31/2022)
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 65487X102** **This CUSIP number applies to the Issuer's American depository shares ("ADS"), one of which represents 0.5 Ordinary Shares, par value US$0.0005 per share (the "Ordinary Shares"). There is no CUSIP number of the Ordinary Shares. The Reporting Persons hold the Issuer's ADS.
ITEM 1(a).	NAME OF ISSUER: Noah Holdings Ltd
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: Building 2, Changyang Valley, 1687 Changyang Rd., Yangpu District, Shanghai, China 200090
ITEM 2(a).	NAME OF PERSON FILING: Tiger Pacific Master Fund LP Tiger Pacific Capital LP Run Ye
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Tiger Pacific Master Fund LP c/o Walkers Corporate Limited
190 Elgin Avenue, George Town
Grand Cayman KY1-9008, Cayman Islands

Tiger Pacific Capital LP
101 Park Av., 47th Fl. New York, NY 10178

Run Ye Tiger Pacific Capital LP
101 Park Av., 47th Fl. New York, NY 10178

ITEM 2(c).	CITIZENSHIP: Tiger Pacific Master Fund L.P.: Cayman Islands Tiger Pacific Capital L.P.: Delaware Run Ye: United States
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Ordinary Shares, par value US$0.0005 per share
ITEM 2(e).	CUSIP NUMBER:
65487X102** **This CUSIP number applies to the Issuer's American depository shares ("ADS"), one of which represents 0.5 Ordinary Shares, par value US$0.0005 per share (the "Ordinary Shares"). There is no CUSIP number of the Ordinary Shares. The Reporting Persons hold the Issuer's ADS.

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP
The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover pages hereto and is incorporated herein by reference.
(a) Amount beneficially owned:

(b) Percent of class:

(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:

(ii) shared power to vote or to direct the vote:

(iii) sole power to dispose or direct the disposition of:

(iv) shared power to dispose or to direct the disposition of:

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 65487X102** **This CUSIP number applies to the Issuer's American depository shares ("ADS"), one of which represents 0.5 Ordinary Shares, par value US$0.0005 per share (the "Ordinary Shares"). There is no CUSIP number of the Ordinary Shares. The Reporting Persons hold the Issuer's ADS.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 07 2023	Tiger Pacific Master Fund LP By: /s/ Run Ye Name: Run Ye Title: Manager of Tiger Pacific Partners LLC (General Partner)
February 07 2023	Tiger Pacific Capital LP By: /s/ Run Ye Name: Run Ye Title: Manager of Tiger Pacific Capital LP (Investment Adviser)
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 65487X102** **This CUSIP number applies to the Issuer's American depository shares ("ADS"), one of which represents 0.5 Ordinary Shares, par value US$0.0005 per share (the "Ordinary Shares"). There is no CUSIP number of the Ordinary Shares. The Reporting Persons hold the Issuer's ADS.
EXHIBIT A

AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: February 7, 2023

Tiger Pacific Master Fund LP

By: /s/ Run Ye
Name: Run Ye
Title: Manager of Tiger Pacific Partners LLC (General Partner)

Tiger Pacific Capital LP

By: /s/ Run Ye
Name: Run Ye
Title: Manager of Tiger Pacific Capital LP (Investment Adviser)